July 26, 2006

Colin Campbell
Chief Executive Officer
Hostopia.com Inc.
110 East Broward Blvd., Suite 1650
Fort Lauderdale, Florida 33301

Re: **Hostopia.com Inc.**
    Registration Statement on Form S-1
    Filed June 30, 2006, as amended July 3, 2006
    File No. 333-135533

Dear Mr. Campbell:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

2.   We note your use of the term "leading" throughout the document. For instance, on page 1, 26 and 40 you note that you are "a leading provider of Web services that enable small and medium-sized businesses to establish and maintain an Internet presence." Please revise to clarify the measure you are using to determine your leadership position. Also, provide us with independent support for these assertions and clearly mark the location of the information you believe supports your disclosure.

3.   We note your use of the term "Company" throughout the prospectus. Since the term is a vague and abstract term, please revise to use your actual company name or a shortened version of it throughout your document.

4.   Please provide us with relevant portions of any study or report that you cite in your disclosure. For example, you refer to publications and reports generated by International Data Corporation. Tell us whether the industry reports or studies that you rely on were prepared for you or if the information is generally available to the public. If appropriate, please file the expert's consent as an exhibit to the registration statement.

Our Company, page 1

5.   Please tell us how you selected the customers listed in this section and on pages 41, 45, and 50. Indicate whether these customers are representative of your customer base and if so please explain why. Refer to Item 101(c)(vii) of Regulation S-K.

6.   The discussion of revenues in this section repeats information that is disclosed in your summary financial statements on page 5. Please revise to omit this repetitive information. Alternatively, please balance the discussion of revenues with disclosure of your history of losses and your accumulated deficit.

The Offering, page 3

7.   We note that you measure and report your financial results in U.S. dollars. For consistency, please revise to discuss your use of proceeds in U.S. dollars rather than Canadian dollars.

Risk Factors, page 8

8.   Please avoid using generic conclusions such as "adversely affected" or similar language when describing a risk's effects. For example, you indicate that if third party research is inaccurate or incomplete your performance "could be negatively impacted and our profitability and ability to conduct our business could be materially adversely affected." Replace this and similar language with specific disclosure of how your business, financial condition and results of operations would be affected by the facts you describe.

We face intense and growing competition. If we are unable to compete successfully, our business will be seriously harmed, page 8

9.   We note that the risk factor's narrative is over a page long and contains repetitive disclosure. Please revise to more concisely discuss the risk factor and eliminate repetitive disclosure.

We rely on the reliability, security, and performance of our internally developed systems and operations, and any difficulties in maintaining these systems may result in service interruptions, decreased customer and end-user service, or increased expenditures, page 9

10.   We note that you have experienced system failures or outages in the past. Please revise your risk factor describe the failure and the impact on your business.

We are dependent on our executive officers and our specialized workforce, and the loss of any key member of this team may compromise our ability to manage our business and pursue our growth strategy successfully, page 14

11.   You state that you are dependent on key employees. Please revise your disclosure to identify all employees upon whom you depend.

12.   Please advise us whether you have entered into employment agreements with your key employees. If you have not entered into employment agreements with all of these individuals, please revise the risk factor to note this fact.

There is currently no market for our common stock. An active trading market may not develop for our common stock, and the price of our common stock may be subject to factors beyond our control. If our share price fluctuates after this offering, you could lose all or a significant part of your investment, page 17

13.   We note that a number of the factors you list that may influence the market price of your shares appear to be generic to all public companies. For instance, you list terrorist acts or war as factors that may influence the market price of your shares. Please revise to ensure that each factor describes the specific risks to your company.

Management will retain significant influence over our affairs due to their continued share ownership, page 18

14.   Please revise to note that Colin Campbell, William Campbell, and Lillian Campbell beneficially own roughly 47.8% of your outstanding shares and to note their relationship to one another.

Use of Proceeds, page 21

15.   We note that management will have broad discretion concerning the use of net proceeds from this offering. Please revise to discuss the specific contingencies that could result in a change to your use of proceeds and alternatives to the identified uses. Refer to Instruction 7 of Item 504 of Regulation S-K.

Capitalization, page 22

16.   Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization since this is not part of your capitalization.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 26

Key Metric, page 26

17.   Disclosure under the heading "Overview" states that you derive revenues primarily from the sale of Web services to your customers who in turn resell them to their end-user businesses. Please revise your discussion of key metric to explain how revenues are based on the number of end-user businesses, as opposed to your direct customers, who purchase your Web services.

Sources of Revenues, page 26

18.   Please revise the disclosure on page 27 to explain why management:

- expects Web hosting and application services revenue to increase in absolute dollars and to remain relatively stable as a percentage of total revenues;

- expects the revenue derived from the direct sale of Web services to small Web hosting resellers and end-user businesses to decline relative to total revenues; and

- expects other services revenue to increase in absolute dollars and to remain relatively stable as a percentage of total revenues.

Accounting for Stock-Based Compensation, page 30

19.   We note that you did not obtain a valuation by an unrelated valuation specialist for your equity issuances in the most recent twelve months. Tell us what consideration was given to providing the following information in your MD&A:

- A discussion of the significant factors, assumptions and methodologies used in determining fair value

- A discussion of each significant factor contributing to the difference between the fair value as of the date of each of your grants and the estimated IPO price once determined

- The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Results of Operations, page 31

Operating Expenses, page 32

20.   Please revise this section and the Operating Expenses section on page 35 to note the reason for the increase in operating expenses.

Liquidity and Capital Resources, page 37

21.   Please revise to discuss liquidity on both a long-term (more than 12 months) and a short-term (less than 12 months) basis. Refer to Instruction 5 to Item 303(a) of Regulation S-K. For example, we note the discussion of your growth strategy in the Business section, but it is not clear whether your sources of liquidity will be sufficient to fund expected growth.

Our Key Strengths, page 44

22.   You state that you have an "award-winning suite of Web services." Please
       provide us with supporting documentation for this assertion and revise this section
       to note the awards that you have won.

Our experienced management team, page 45

23.   You state that "[c]ompanies run by Messrs. Nemanic, Campbell and Campbell
       have won awards and industry recognition, including Profit Magazine's 7th fastest
       growing company (1997), Profit Magazine's 3rd fastest growing company (1998),
       Profit Magazine's 1st fastest growing company (2005) as well as PC Magazine's
       top 100 sites (1997-1999)." Please provide us with support for these assertions.

24.   You state that following completion of the offering, management will retain
       significant shareholdings in your company. Please revise to quantify the term
       significant.

Customers, page 50

25.   Please revise to state the percentage of total revenues attributed to each of Bell
       Canada and Register.com, Inc.

Case Study of a Major North American Telecommunications Services Provider, page 50

26.   This section appears to constitute an endorsement from Telco. Please file as an
       exhibit to the registration statement the written consent of Telco to use
       information about its business in the prospectus. Also, please tell us whether
       Telco was compensated for the endorsement. If so, please revise your disclosure
       to note that fact and disclose the amount of such payment.

Software as a Service delivery platform, page 51

27.   Please revise to explain the meaning of the statement that you have built your
       "application delivery platform to economically scale."

Intellectual Property, page 52

28.   Please revise to include a list of all of your registered trademarks. This disclosure
       should include the duration and effect of each trademark. Refer to Item 101 of
       Regulation S-K.

29.   In the third full paragraph on page 53, you state that under your agreement with
        GFL you jointly own certain Website Templates and images with GFL. You also
        state that your ownership rights with respect to the Website templates and images
        are not restricted by this agreement. Please revise to further clarify your
        ownership rights regarding the Website Templates and images you jointly own
        with GFL. This disclosure should include, but not be limited to, whether you
        need to obtain the approval of GFL before you sell the Website Templates and
        images.

Competition, page 53

30.   Please revise to disclose your competitive position in each category of service that
        you offer. This disclosure should include a discussion of both the positive and
        negative factors pertaining to your competitive position to the extent that they
        exist. Refer to Item 101(c)(x) of Regulation S-K.

Acquisitions, page 54

31.   On page F-11, you state that on "January 31, 2006, the Company entered into an
        agreement to purchase a customer list from one of its customers for $1,132,000
        and assume the liability for future services." Please revise this section to note that
        you assumed the liability for future services and to provide a more detailed
        description of the assets purchased.

Management, page 55

32.   Please provide the nature of the business where your executive officers have
        previously worked. For example, please state the nature of the business of
        TUCOWS Interactive Inc.

Employment Contracts and Termination of Employment and Change-In-Control
Arrangements, page 64

33.   Please disclose the termination date of your employment agreements with Mr.
        William Campbell, Mr. Colin Campbell, Mr. Mugan, Mr. Engels and Mr. Bhagat.

Principal and Selling Shareholders, page 67

34.   Please identify the natural persons holding voting control and dispositive powers
        over TELUS Ventures and Data Centurion Canada Inc. unless either entity is a
        public company, investment company or a wholly-owned subsidiary of a public
        company. Refer to the Division of Corporation Finance Telephone Interpretation
        4S (March 1999 Supplement).

35.   Please tell us why you have excluded Mr. George and Mr. McMahon from the ownership table. We note that they are employees of TELUS and therefore may be beneficial owners of the stock held by TELUS. In addition, please tell us how you arrived at the total number of shares held by directors and officers as a group.

36.   Please identify all selling stockholders who are registered broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. If the shares were not issued as underwriting compensation, please revise to name the broker-dealers as underwriters.

37.   Please identify any selling stockholders that are affiliates of broker-dealers and provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

- how long the selling stockholders have held the securities,

- the circumstances under which the selling stockholders received the securities,

- the selling stockholders' relationship to the issuer,

- the amount of securities involved,

- whether the sellers are in the business of underwriting securities, and

- whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

- the seller purchased in the ordinary course of business and

- at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Certain Relationships and Related Party Transactions, page 69

38.   We note on page 63 that you paid consulting fees to John Nemanic and to a business owned by John Nemanic. Please revise this section to note these payments.

39.   For all the agreements discussed in this section, please revise to note whether the terms are equivalent to terms you would have received under an arms-length agreement. Also, please disclose the termination date for each agreement or disclose that the agreements have unlimited duration.

Description of Capital Stock, page 71

Preferred Stock, page 71

40.   Please revise this section to specifically describe the Series A preferred stock, including the redemption and conversion features.

Warrants, page 72

41.   Please revise to clarify when the warrants may be exercised.

Underwriting, page 74

42.   We note the disclosure indicating that the underwriters may terminate their obligations under the underwriting agreement for a variety of reasons. Please provide us with a draft copy of the underwriting agreement or the termination provisions of the agreement. We may have further comment.

Lock-up Agreements, page 78

43.   You state that substantially all of your existing securityholders have entered into lock-up agreements with your underwriters. Please revise your disclosure to quantify the number of shares subject to the lock-up agreements.

Where You Can Find Additional Information, page 82

44.   Please revise to note that the public reference room has relocated to Room 1580, 100 F Street NE, Washington D.C. 20549.

Financial Statements and Notes

45.   Tell us how you meet the requirements to include Schedule II information regarding the company's valuation and qualifying accounts pursuant to Rule 5-04 of Regulation S-X.

Exhibits

46.   Please file the legal opinion with your next amendment, or provide us with a draft legal opinion. We must review your opinion and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittenden, Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Gil Cornblum, Esq. (*via facsimile*)